UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

___________________

SPEEDWAY MOTORSPORTS, INC.
(Name of Subject Company)

SPEEDCO, INC.
(Offeror)

A Wholly Owned Subsidiary of

SONIC FINANCIAL CORPORATION
(Parent of Offeror)

(Names of Filing Persons—Offeror)	Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)	847788106 (CUSIP Number of Class of Securities)

___________________
James N. Greene

Parker Poe Adams & Bernstein LLP
401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 372-9000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons):
___________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$341,461,670	$41,386
*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) the product of (A) 17,153,902, which is the difference between 40,853,902, the number of shares of common stock, par value $0.01 per Share (“Shares”), of Speedway Motorsports, Inc. (the “Company”) outstanding, and 23,700,000, the number of Shares owned by Sonic Financial Corporation and its wholly owned subsidiaries, and (B) $19.75, which is the per Share tender offer price, (ii) the product of (A) 40,500, which is the number of Shares issuable upon the exercise of stock options of the Company outstanding with an exercise price per Share less than the per Share tender offer price, and (B) $3.92, which is the difference between the $19.75 per Share tender offer price and $15.83, the average weighted exercise price of all such options, and (iii) the product of (A) 127,258, which is the number of Shares issuable upon settlement of restricted stock units of the Company outstanding, and (B) $19.75, which is the per Share tender offer price. The calculation of the filing fee is based on information provided by the Company as of August 9, 2019.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates: ___________________
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (this “Schedule TO”) relates to the offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”), at $19.75 per Share, net to the holder in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Items 1 through 9, Item 11 and Item 13.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10. Financial Statements.

In accordance with the instructions to Item 10 of the Schedule TO, the financial statements of Purchaser are not material because the consideration offered consists solely of cash, the Offer (as defined in the Offer to Purchase) is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated August 16, 2019
(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)*	Summary Advertisement, as published in the New York Times on August 16, 2019
(a)(5)(i)	Joint Press Release issued by the Company and Parent on July 24, 2019 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed on July 24, 2019)
(a)(5)(ii)

Communication from Marcus Smith, CEO of the Company, to employees of the Company, transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Schedule 14D-9C filed on July 24, 2019)

(a)(5)(iii)	Frequently Asked Questions for employees of the Company transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Schedule 14D-9C filed on July 24, 2019)
(b)

Debt Commitment Letter, dated as of July 23, 2019, among Parent, Bank of America, N.A. and BofA Securities, Inc. (incorporated by reference to Exhibit 99.6 of Parent’s Schedule 13D/A with respect to the Company filed on July 26, 2019)

(c)*	Presentation of BofA Securities, Inc. to Parent, dated July 2019
(d)

Agreement and Plan of Merger, dated as of July 23, 2019, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 99.5 of Parent’s Schedule 13D/A with respect to the Company filed on July 26, 2019)

(e)	Not applicable
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i))
(g)	Not applicable
(h)	Not applicable

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2019

SPEEDCO, INC.

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice President, Chief Financial
Officer, Secretary and Treasurer

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice President and Chief Financial
Officer